SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras Day

Wilson Ferreira Jr.
CEO Eletrobras

October 2017



Eletrobras

Disclaimer

This presentation may contain forward-looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of *Comissão de Valores Mobiliários* and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended. The words "believe," "may", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the *Comissão de Valores Mobiliários* and the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

* This material contains calculations that cannot produce a sum or accurate result due to rounding performed.

Eletrobras Profile

The largest electric power company in Latin America

Among the world's top 5 hydropower generators in installed capacity

R$ 170.5 billion in assets

Shares traded on the Stock Exchanges of São Paulo, Madrid and New York

The 16th largest energy company in the world

Brazilian Presence

Eletrobras is present in all regions of the country.

Eletrobras – *Energy for new ages*

R&D
- Eletrobras Cepel

Stockholding
- Eletrobras Eletropar

Bi-nacional Generation
- ITAIPU BINACIONAL

Generation
- Eletrobras Eletronuclear
- Eletrobras CGTEE

Generation and Transmission
- Eletrobras Chesf
- Eletrobras Furnas
- Eletrobras Eletronorte
- Eletrobras Eletrosul
- Eletrobras Amazonas GT

Distribution
- Eletrobras Distribuição Acre
- Eletrobras Distribuição Alagoas
- Eletrobras Distribuição Rondônia
- Eletrobras Distribuição Roraima
- Eletrobras Distribuição Amazonas
- Eletrobras Distribuição Piauí

Growing Generation

Eletrobras is responsible for **47,004 MW** installed in **233 plants**



Production is **31%** of the electricity generated in Brazil

75 TWh of energy sold in the 2Q17

By 2021, more than **14,000 MW** – already under construction – will be added to the Brazilian energy matrix

More than **21,000 MW** under studies

Renewable Energy

Eletrobras makes a decisive contribution to making the Brazilian energy matrix one of the cleanest in the world.

Power sources used by Eletrobras



HYDRAULIC	87%
CONVENTIONAL THERMAL	7%
NUCLEAR	4%
WIND AND SOLAR	2%

About **94%** of the company's installed capacity comes from sources with **low greenhouse** gas emissions.



Country Interconnection

With a key role in the **National Interconnected System**, the company accounts for almost half of the transmission lines in Brazil.

Evolution of Transmission - Basic Grid


1960


2016
TLs Eletrobras Companies
TLs Eletrobras Companies with Partnership
TLs Other Companies

Eletrobras is currently the largest transmission company in **Latin America**, with **70,344 Km** of lines.

Shareholders

Common shares: 80.4%

Preferred shares: 19.6%

Total: R$ 31.3 billion


13%
7%
4%
25%
51%


7%
7%
86
%


7%
4%
12%
36%
41,0
%

Union | BndesPar | Bndes | Government Funds and CEF | Minority

ON: 1,087,050,297

PNA and PNB: 265,583,803


8%
3%
2%
0%
87%
0%


28%
11%
7%
0%
54%
0%

Ticker
B3 S.A (Brasil, Bolsa e Balcão)
ELET3 (common)
ELET6 (Preferred B)
NYSE
EBR (Common)
EBR_B (Preferred B)
Latibex
XELTO (common)
XELTB (Preferred B)

(R$ million)

Financial Performance – Net Income/Loss



6000
0
-6000
-12000
-18000
3,426
-3,031
-14,442
2014
2015
2016



18000
12000
6000
0
-6000
12,791
344
-104
-1,404
2Q 2014
2Q 2015
2Q 2016
2Q 2017

The company reversed its 3-year loss and maintained a positive performance in the following quarters

Eletrobras' Financial Performance
(R$ million)

Shareholders' Equity



100
80
60
40
20
0
68,069
61,577
56,849
42,092
44,065
46,227
2012
2013
2014
2015
2016
2T2017

Shareholders' Equity increased in 2016 and 2017.

EBITDA and EBITDA margin



2.500
2.000
1.500
1.000
500
0
80,0%
70,0%
60,0%
50,0%
40,0%
30,0%
20,0%
10,0%
0,0%
1,051
1,923
16.3%
25.9%
2Q16
2Q17
EBITDA Managerial
Managerial EBITDA Margin

EBITDA recovered only in the second half of 2016.

Master Plan Evolution

Challenge 21: Sustainable Excellence

3 Strategic Pillars

Target goal

$$\frac{PMSO}{PMSO\ Regulatory} < 1.0$$

Reduction of R$ 2.6 billion (42%) in operational cost


Operacional Excellence
Financial Discipline
Governance and Compliance

Net debt reduction through asset sales

Target goal

$$\frac{Net\ Debt}{Adjusted\ EBITDA} < 4$$

Target goal

$$Material\ Weaknesses = 0$$

World-class corporate governance

Sustainable Excellence

The **Business and Management Master Plan** for 2017 to 2021 focuses on operational efficiency and business sustainability, based on the following pillars:

Financial discipline

- ✓ Leverage reduction
- ✓ Privatization of distribution companies
- ✓ Sale of administrative properties
- ✓ Sale of Special Purpose Companies (SPC)
- ✓ Corporate restructuring
- ✓ Prioritization of investments

Governance and compliance

- ✓ World-class corporate governance
- ✓ Strategic alignment between holding company and subsidiaries
- ✓ Implementation of compliance program
- ✓ Listing on governance indexes and holding of governance certificates
- ✓ Contracting of an independent reporting/complaints channel

Operational excellence

- ✓ Organizational restructuring
- ✓ Personnel adjustments
- ✓ Focus on generation and transmission
- ✓ Reduction of administrative costs
- ✓ Modernization and automation of operational facilities
- ✓ Deployment of Shared Services Center
- ✓ Increased efficiency in free market energy trading

Investments
R$ billion current



10
9
8
7
6
5
4
3
2
1
0
Total 8.96
3.97
2.21
2.46
0.32
Total 6.27
3.90
2.11
0.26
Total 7.08
5.03
1.81
0.24
Total 7.68
5.85
1.58
0.25
Total 5.78
4.70
0.84
0.24
Approved 2017
Approved 2018
Approved 2019
Approved 2020
Approved 2021
Others
Transmission
Distribution
Generation

This presentation may contain certain estimates and projections. See Disclaimer.

From 2017 to 2021, the company expects to invest approximately R$ 35.8 billion (29% less than the former 5-year period – from 2015 to 2019)

Source : Business and *Master Plan– PDNG 17-21*

Investments
R$ million current

	Planned 2017	Performed 2Q17	Performed 1H17	% in the 1H17
Generation	**4,065.5**	**506.2**	**1,116.3**	**27.5**
Corporate Expansion	1,768.0	168.1	308.4	17.4
SPCs Expansion	1,801.7	288.3	727.3	40.4
Maintenance	495.9	49.8	80.6	16.3
Transmission	**2,308.9**	**462.2**	**845.2**	**36.6**
Corporate Expansion	1,324.8	185.4	318.6	24.0
SPCs Expansion	636.4	191.2	387.6	60.9
Maintenance	347.7	85.7	139.0	40.0
Distribution	**1,412.1**	**156.6**	**310.0**	**22.0**
Corporate Expansion	1,014.1	116.2	209.6	20.7
Maintenance	397.9	40.3	100.4	25.2
Others (Researches, Infrastructure and Environmental Quality)	**1,167.2**	**58.7**	**117.4**	**10.1**
Investments Total	**8,953.7**	**1,183.7**	**2,388.9**	**26.7**

Source : Business and *Master Plan– PDNG 17-21*

Projects

Generation

1948 to 2011	2012 to 2016	2017 to 2021	After 2022
43,000 MW under operation	More than 12,000 MW under operation and investments of more than R$ 30 billion	More than 14,000 MW under construction	More than 21,000 MW under studies

Transmission

1948 to 2011	2012 to 2016	2017 to 2021	After 2022
54,670 KM under operation	More than 11,800 KM and 35,752 MVA under operation and investments of more than R$ 15 billion	More than 7,185 KM and 15,200 MVA under construction	21,000 KM and investments of more than R$ 38 billion

1948 to 2011

2012 to 2016

2017 to 2021

After 2022

Investments in Relevant Ventures

Belo Monte Transmissora

Shareholdings

E.Eletronorte	24.50%
E.Furnas	24.50%
State Grid	51.00%

Total planned investment
R$ 5.9 billion

Performed: 94%

Conclusion: February 2018

São Manoel

Shareholdings

E.Furnas	33.33%
EDP	33.33%
CTG	33.33%

Total planned investment
R$ 4.0 billion

Performed: 86.6%

Conclusion: July 2018

SINOP

Shareholdings

E.Eletronorte	24.50%
E.Chesf	24.50%
EDF	51.00%

Total planned investment
R$ 3.0 billion

Performed: 90.2%

Conclusion: December 2018

Mauá 3

Shareholdings
Amazonas Energia 100%

Total planned investment
R$ 1.1 billion

Performed: 99.4%

Conclusion: February 2018

Belo Monte

Shareholdings

E.Eletronorte	19.98%
E.Chesf	15.00%
E.Holding	15.00%
Others (6)	50.02%

Total investment
R$ 35.9 billion

Performed: 93.15%

Conclusion: December 2019

Source: Eletrobras

Governance and Compliance

Goal: Material Weaknesses = 0

Goal:

Material Weaknesses = 0

Eletrobras 5 Dimensions Program

- Implanted External Whistleblower Channel
- Centralized management and handling of complaints process implemented
- Established due diligence process for suppliers
- Created committee and Information Security Area

Governance Improvement

- Approval of Dividend Policy
- Created three committees to support the Board of Directors (Strategy, Governance and Sustainability Committee, People and Eligibility Committee and Audit and Risk Committee)
- Launched Policy for the Appointment of Administrators of the subsidiaries and SPEs - Law 13,303/2016

Extraordinary Retirement Plan (PAE)

Operacional Excellence

Goal: PMSO / PMSO Regulatory < 1.0

Employees Reduction (in units)


86%
2,437
2,108
Target
Realized*

Savings (R$ millions/year)


95%
920
877
Target
Realized*

The PAE excludes Amazonas GT.

	Planned	Performed
Investments	**R$ 1,584 MM**	**R$ 812.9 MM**
Expected annual savings	**R$ 920.6 MM**	**R$ 876.9 MM**
Payback	**1.72 year**	**0.93 year**

*There is still a potential savings of R$ 20.8 million, as a result of the retirement of 65 Amazonas GT employees, with an investment of R$ 22.6 million.

Organizational Restructuring

Operacional Excellence

Goal: PMSO / PMSO Regulatory < 1.0

Management Positions Decrease



-756
(-37%)
2,069*
1,482*
1,313
169
(+29%)
587
756
2016
Target
Expected Position 2017
Target
Expected Result 2017

Associated Cost (R$ million)



-54.9
(-19%)
285.6
217.8
230.6
12.7
(-19%)
67.7
54.9
2016
Target
Expected Position 2017
Target
Expected Result 2017

Total values   Reductions

* Initial value of 2,220 was revised after the begining of the Project. Considering the target of 587 management positions, the final management positions changed to 1,482 instead of 1,633 as previously disclosed.

Shared Services Center – SSC

Savings of R$ 600 millions/year

75.6% completed:

- Operational model definition
- Implementation plan
- Identification of the current processes

Ongoing steps:

- Redesigning and mapping of the processes
- Qualitative and quantitative analysis
- Implementation of regional SSC
- Implementation of PID-A, the dismissal plan for the employees of the SSC

Operacional Excellence

Goal: $\frac{\textbf{PMSO}}{\textbf{PMSO}\text{ Regulatory}} < 1.0$

ProERP

Project Status: 50.1% completed

- *Go live* of 4 Companies in January 2018
- *Go live* of 6 Companies up to August 2018

Investments/Support and Maintenance Costs

Around R$ 143 millions

Potential Economy

- Around R$ 107 millions/year from 2019

Distribution Companies Privatization

Financial Discipline

Goal: $\frac{\textbf{NET DEBT}}{\text{Adjusted } \textbf{EBITDA}} < 4.0$

STAGES	PRIVATIZATION PROCESS	STATUS	DEADLINES
PREPARATION	Information collection from distribution companies	Completed	Nov/16 - Jan/17
	Hiring of consulting company	Completed	Nov/16 - Feb/17
ANALYSIS	Accounting *Due Diligence*	Completed	Feb/17 - Oct/17
	Legal *Due Diligence*	Completed	
	Economic and financial analysis	Completed	
	Privatization Structure	In progress	
	Business Adjustments	In progress	
SALE	*Dataroom opening* to potential investors	In progress	Jul/17 - Dec/17
	Auction	In progress	Jul/17 - Mar/18

Completed
In progress

Sale of 77 SPCs Ownerships

60 | **generation (wind farms)**
862 MW

17 | **transmission**
3,354 Km

Book value of

R$ 4.6 billion

(including + 6 direct investments)



Future Structure

Strength the focus ins **Generation and Transmission**

Expected **Installed Capacity of 49.9 GW** by 2018

Maintenance of **48** strategic **SPEs**

Lean Structure

Eletrobras
Energy for new ages

R&D
Eletrobras Cepel

Generation
Eletrobras Eletronuclear

Generation and Transmission
Eletrobras Chesf
Eletrobras Furnas
Eletrobras Eletronorte
Eletrobras Eletrosul

Bi-nacional Generation
ITAIPU BINACIONAL

Stockholding
Eletrobras Eletropar

Abroad SPC
Rouar S,A, - Parque Eólico Artilleros (50,00%)

New Regulatory Framework and Privatization

Democratization of Eletrobras ownership
Opportunity to create a large corporation, such as EDP and Enel

14 plants and **14 GW**
for dequotization in future capital primary emission

New Regulatory Framework

Principles

- Decisions guiding reform of cohesion elements: packages of policy measures perennial;
- Flexibility of the electric sector model: allows model unlocking and dynamic management of systemic and commercial risks;
- Adequate allocation of costs between agents: correction and rationalization of subsidies;
- Sustainability Measures: proposals to terminate judicial claims and distribution of income of the sector's assets.

Highlights Eletrobras

- The possibility of the Global Reversion Reserve being used to pay part of the RBSE and terminate judicial claims;
- Potential privatization of hydroelectric plants operated by Eletrobras under the quotas regime, and repricing of its energy contracts;
- Terminate judicial claims in hydrological risk (GSF), to limit the exposure to the GSF.

Privatization of Eletrobras

August - 2017

- The Ministry of Mines and Energy proposed to the Council of the Investment and Partnership Program of the Presidency - PPI, the privatization of Eletrobras.
- The proposal was approved on August 23, 2017 by the Council of the Investment Partnership Program (CPPI).

Next Steps

- Decree from the President of Brazil nominating the Advisors of privatization and including the shares of Eletrobras, holder by the Government in PPI Fund.

Disclaimer

- The effectiveness of such proposal depends upon governmental authorizations, required legal and regulatory evaluations, analysis of the proposed model and compliance with specific procedures, considering that Eletrobras is a mixed capital company, with publicly traded shares, listed on the São Paulo Stock Exchange (B3 – Brasil, Bolsa, Balcão), as well as the New York (NYSE) and Madrid (Latibex) stock exchanges.

Eletrobras

IR team is available to answer your questions

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637

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